SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2006

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ELBIT SYSTEMS LTD.
 (Translation of Registrant’s Name into English)
 Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
 (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    Form 20-F             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

    Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 31, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)
By: /s/ Ilan Pacholder
Name: Ilan Pacholder Title: Corporate Secretary

Dated: May 31, 2006

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated May 31, 2006.

EXHIBIT 1

Elbit Systems’ Subsidiary Acquires 20% Interest in Sandel Avionics

Furthers Expansion into Commercial Aviation Market

Haifa, Israel, May 31, 2006 – Elbit Systems Ltd. (NASDAQ:ESLT) reported today that its U.S. subsidiary Kollsman, Inc. has acquired a 20% interest in Sandel Avionics, Inc. (“Sandel”) in consideration for $12 million. Sandel, based in Vista, California, produces specialized integrated display systems and other products for the commercial aviation market.

Kollsman has an option to buy the remaining 80% interest in Sandel for a period of 30 months after the initial investment. During the option period, Kollsman has the right to representation on the Sandel board of directors, as well as several specific minority rights. In addition, Kollsman and Sandel have formed an alliance to cooperate on product development and marketing.

Elbit Systems is currently assessing the impact of this acquisition on its consolidated financial statements for the second quarter of 2006.

It is expected that some of Kollsman’s new products, like the General Aviation Vision System (GAViS™), the micro-vision head-up display (µ-ViS HUD™) and the Enhanced Synthetic Vision System (ESViS™), will be integrated with the Sandel Display for the General Aviation Market.

Joseph Ackerman, president of Elbit Systems Ltd., said: “Consistent with our strategic plan, we continue to strengthen our position in the commercial aviation market. The commercial aviation product line, including the current investment in Sandel, adds to our portfolio balance and provides us with the opportunity to apply our technological capabilities into a growing market that is focused on safety and operational enhancements.”

Randy Moore, executive vice president and general manager of Kollsman, said: “There is a growing market worldwide for aviation safety. The industry’s demand for a broad-based technology that includes imaging systems, sensors and displays like the Vision-Based Cockpit presents us with the potential for continued growth and the ability to reach a wider customer base. We see tremendous synergies between the technologies provided by the Elbit Group and the strong position held by Sandel in the commercial aviation market.”

Gerry Block, president of Sandel, confirmed that Sandel and Kollsman are cooperating on a project for commercial aircraft displays. Mr. Block stated: “We believe that the synergy between the two companies and their complementary product lines will result in a greater market share and an advanced product portfolio to offer our customers. We are pleased that a company which is considered a technological leader has recognized the value of investing in Sandel, and we are certain that the investment and the cooperation going forward will be valuable to both companies.”

About Sandel

Sandel Avionics, Inc., located in Vista, California. Sandel is a privately owned company specializing in compact integrated display systems for general aviation, business aviation, air transport and regional aircraft. Additional information about Sandel is available at www.sandelavionics.com.

About Kollsman

Kollsman, Inc., an Elbit Systems of America Company, headquartered in Merrimack, New Hampshire, is a leading supplier of avionic equipment, electro-optic systems and subsystems, vision based solutions and surveillance systems to the commercial aviation, defense and homeland security markets.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts Company contact Ilan Pacholder, Corporate Secretary and VP Finance & Capital Markets Elbit Systems Ltd. Tel: 972-4 831-6632 Fax: 972-4 831- 6659 pacholder@elbit.co.il	IR Contacts Ehud Helft/Kenny Green GK International Tel: 1-866-704-6710 Fax: 972-3-607-4711 ehud@gk-biz.com kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.